UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

FRIEDMAN INDUSTRIES, INCORPORATED

(Exact name of registrant as specified in its charter)

Texas	74-1504405
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1121 Judson Road, Suite 124, Longview, Texas	75601
(Address of principal executive offices)	(Zip Code)

Securities to be registered to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

Common Stock, $1 Par Value	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by Friedman Industries, Incorporated., a Texas corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) in connection with the transfer of the listing of its common stock, par value $1.00 per share (the “Common Stock”), from the NYSE American LLC to the Nasdaq Stock Market LLC.

Item 1.	Description of Registrant’s Securities to Be Registered.

Common Stock

General. We are authorized to issue 10,000,000 shares of Common Stock. All outstanding shares of common stock are, and all shares of common stock to be issued under existing obligations, including under our employee stock plans and convertible notes, will be, fully-paid and nonassessable.

Dividends. Subject to the limitations prescribed in our articles of incorporation, as amended (“Articles”), and any further limitations prescribed in accordance therewith, the holders of shares of Common Stock shall be entitled to receive, when and as declared by the board of directors of the Company (our “Board”), out of the assets of the Company which are by law available therefor, dividends payable either in cash, in property, or in shares of Common Stock.

Voting Rights. Each share of common stock entitles its holder to one vote on all matters to be voted on by the stockholders. Our Articles do not provide for cumulative voting in the election of directors. All matters to be voted on by the stockholders must be approved by a majority of the votes present in person or by proxy and entitled to vote, unless the matter is one upon which a different vote is required by law or by the Articles. Unless otherwise required by law or by the Articles, directors shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present.

Preemptive Rights. Holders of common stock do not have preemptive rights with respect to the issuance and sale by the Company of additional shares of common stock or other equity securities of the Company.

Liquidation Rights. In the event of any dissolution, liquidation or winding up of the affairs of the Company, the holders of all outstanding shares of Common Stock shall be entitled, after payment or provision for payment of the debts and other liabilities of the corporation, and of amounts to which the holders of all outstanding shares of Cumulative Convertible Preferred Stock, if any are outstanding at such time, to share ratably in the remaining net assets of the Company.

Certain Anti-takeover Provisions of Our Articles and Bylaws

General. Provisions of our Articles and By-laws may delay or discourage transactions involving an actual or potential change in control of the Company or change in its management. Specifically, Article Twenty-Two of our Articles requires the affirmative vote of the holders of at least 80% of the outstanding stock of the Company entitled to vote in elections of directors voting together as one class in connection with a merger or consolidation of the Company with or into any other corporation or the sale, lease or other disposition outside the ordinary course of business by the Company of all or substantially all its assets. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of any class or series of stock of the Company otherwise required by law or our Articles or the resolution or resolutions providing for the issuance of such class or series which have been adopted by the Board or any agreement between the Company and any national securities exchange..

Amendment of our Articles or By-laws. Our By-laws may be altered, amended, or repealed or new Bylaws adopted only by a majority vote of our whole Board. Our Articles may be amended by the affirmative vote of at least a majority of the total number of votes that are entitled to be cast on the amendment, except for Article Twenty-Two of our Articles, which requires the affirmative vote of the holders of at least 80% of the outstanding stock of the Company voting together as one class.

Effects of Authorized but Unissued Common Stock and Blank Check Cumulative Convertible Preferred Stock. One of the effects of the existence of authorized but unissued common stock and undesignated Cumulative Convertible Preferred Stock may be to enable our Board to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, our Board were to determine that a takeover proposal was not in our best interest, such shares could be issued by our Board without shareholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent shareholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

In addition, our Articles grant our Board broad power to establish the rights and preferences of authorized and unissued shares of Cumulative Convertible Preferred Stock. The issuance of shares of Cumulative Convertible Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of the Company.

Board Membership — Size, Removal, Vacancies. Our By-laws provide that our Board of Directors may be comprised of not less than one person as set from time to time by our Board. Our shareholders may remove one or more directors for or without cause by a vote of a majority of the outstanding shares at a special meeting of shareholders duly called and held for such purpose. Our By-laws provide that any vacancy occurring in the board of directors may be filled by election at an annual meeting or special meeting of shareholders called for that purpose or by a majority of the remaining directors though less than a quorum of the board of directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.

Advance Notice of Intention to Nominate a Director. Our By-laws permit a shareholder to nominate a person for election as a director at either an annual meeting of shareholders or at a special meeting of shareholders where the notice of meeting specifies that directors will be elected. Such a nomination is permitted only if written notice of such shareholder’s intent to make a nomination has been delivered to our Secretary not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting or prior to such special meeting, as applicable. This provision also requires that the notice set forth, among other things, a description of all arrangements or understandings between the nominee and the shareholder pursuant to which the nomination is to be made or the nominee is to be elected and such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Exchange Act, had the nominee been nominated by our Board. Any nomination that fails to comply with these requirements may be disqualified.

Advance Notice of Shareholder Proposals. Our By-laws permit a shareholder proposal to be presented at a shareholders’ meeting only if prior written notice of the proposal is provided to the Company within the time periods and in the manner specified in our By-laws.

Power to Call Special Shareholder Meeting. Special meetings of the shareholders for any purpose or purposes may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the Board, or at the request in writing of shareholders owning at least ten percent of all the shares entitled to vote at the meetings.

Limitation of Liability of Directors. Our Articles and By-laws provide that no director will be personally liable for monetary damages for any action taken, or any failure to take any action, as a director except to the extent that by law a director’s liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of our directors for (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (iii) for any transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, (iv) for any act or omission for which the liability of the director is expressly provided for by statute or (v) for any act related to an unlawful stock repurchase or payment of a dividend. This provision may preclude shareholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

Listing

We expect the listing and trading of the common stock on the NYSE American under the symbol “FRD” to cease at the close of trading on April 7, 2025 and the listing and trading of the common stock to commence on The Nasdaq Stock Market LLC on the next trading day, April 8, 2025, under the symbol “FRD”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company LLC.

Item 2.	Exhibits.

In accordance with the “Instructions as to Exhibits” with respect to Form 8-A, no exhibits are required to be filed as part of this registration statement because no other securities of the Registrant are to be registered on The Nasdaq Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FRIEDMAN INDUSTRIES, INCORPORATED

Date: April 7, 2025	By:	/s/ Alex LaRue
Name: Alex LaRue
Title: Chief Financial Officer